Exhibit 1

FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – OCTOBER 17, 2005

BAYTEX ENERGY TRUST ANNOUNCES CHANGE IN MANAGEMENT

Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta announces that Mr. Daniel G. Belot has resigned his position of Vice-President and Chief Financial Officer with Baytex effective October 31, 2005 in order to pursue other business opportunities. Mr. Belot has been with Baytex since its inception as an income trust and the management, staff and directors of Baytex thank him for his valuable contributions to the Trust during this period.

Baytex is pleased to announce that Mr. W. Derek Aylesworth will be joining the Trust as Chief Financial Officer effective November 1, 2005. Mr. Aylesworth has 20 years of experience in the Canadian oil and gas industry and is currently the Commercial Manager of a South American business unit for a senior independent Canadian oil and gas company. Prior to this assignment, he was Divisional Vice-President for the International New Ventures Exploration Division of the same company. Mr. Aylesworth is a chartered accountant with expertise in taxation and experience as a tax advisor in both the oil and gas industry and public practice in Calgary. Baytex looks forward to having Mr. Aylesworth join their executive management team.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Dan Belot, Vice President, Finance & C.F.O.	Telephone: (403) 267-0784
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca